Capital Lease Funding, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Three Months Ended March 31,
	2007	2006
Earnings:
Net income	$618	$2,352
Interest expense	19,051	14,025
Less: Interest capitalized during the period Note (A)	–	–
Portion of rental expense representing interest	65	4
Total earnings	$19,734	$16,381

Combined Fixed Charges and Preference Dividends:
Interest expense	$19,051	$14,025
Interest capitalized during the period	-	–
Portion of rental expense representing interest	65	4
Preferred Stock Dividends	711	711
Total	$19,827	$14,739

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.00	1.11

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed.
Only fixed charges that were deducted from income should be added back in the earnings computation.